FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending February 04, 2008

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --



Further to an announcement made on 7 December 2007 relating to the appointments of Andrew Witty and Christopher Viehbacher as Executive Directors of GlaxoSmithKline plc with effect as of 31 January 2008, the following details are provided in accordance with the requirements of the Financial Services Authority's Listing Rules on their appointment to the Board of GlaxoSmithKline plc.



Neither Mr Witty nor Mr Viehbacher has been a director of a publicly quoted company during the past five years.



Neither Mr Witty nor Mr Viehbacher have any details to disclose in respect of LR 9.6.13R (2) to (6) of the Financial Services Authority's Listing Rules.



S M Bicknell

Company Secretary

4 February 2008



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: February 04, 2008                                       By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc